FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED

CAPITAL

CNPJ/ME Nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”), pursuant to article 157 of Law 6.404/1976 and Instruction CVM 358/2002, in continuation of the notice to the market of September 12, 2017, informs its shareholders and the market in general that it entered into an agreement to settle amicably the arbitration proceedings (the “Arbitration”) initiated in 2017 by Fundo de Investimento Imobiliário Península (“Península”).

The Arbitration aimed to discuss some controversies regarding the value of the rental and other operational matters related to 60 (sixty) properties owned by Peninsula, which are object of several long-term lease agreements entered into between the Company and Peninsula in 2005 (the “Agreements”). The Agreements assure to GPA the use and commercial exploitation of the referred real properties for a 20-year term as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive discretion.

The settlement agreement reached by GPA and Península resolved past controversies and improved the Contracts, maintaining the long-term of the leases, with enhanced new rules more adapted to the current market conditions, which enable the optimization of the use of properties and bring potential additional earnings to both Parties.

GPA will inform its shareholders and the market in general of any further information about this matter.

 São Paulo, July 7, 2021.

Isabela Cadenassi

Investors Relation Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 7, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.